Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

Thomas S. Harman

202-373-6725

thomas.harman@bingham.com

August 24, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Texas Quality Income Municipal Fund (the “Fund”) Initial N-2 (File Nos. 333-181183 and 811-06384)

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated May 31, 2012 regarding the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

Cover Page

1. Comment: Since the securities will be offered through at-the-market transactions, please disclose the market price of the securities as of the latest practicable date. See Instruction 1 to Item 1 of Form N-2.

Response: This change will be reflected in Fund’s next pre-effective amendment.

2. Comment: The last sentence of the first paragraph under “Portfolio Contents” states in part that “[t]he Fund may invest in municipal securities issued by U.S. territories (such as Puerto Rico or Guam) that are exempt from regular federal income tax.” Since municipal securities issued by U.S. territories are also typically tax free at the state and local levels, please revise to indicate that such securities are exempt from federal, state, and local income tax.

Response: We have revised the cited sentence with the following underlined language, “that are exempt from regular federal, state and local income tax.”

Mr. Kieran Brown

August 24, 2012

Prospectus Summary (Pages 1 – 14)

3. Comment: Under “Investment Objectives and Policies” on pages 1-2 please disclose whether the Fund has a maturity strategy for its investment in debt securities, and if so, please disclose what that strategy is. Please also disclose the dollar-weighted average maturity of the Fund’s investments in municipal securities as of a recent date.

Response: This following disclosure will be reflected in Fund’s next pre-effective amendment:

“The Fund emphasizes investments in Texas Municipal Obligations with long-term maturities in order to maintain an average portfolio maturity of 15-30 years, but the average maturity may be shortened from time to time depending on market conditions. As a result, the Fund’s portfolio at any given time may include both long-term and intermediate-term Texas Municipal Obligations. As of February 29, 2012, the weighted average maturity of the Fund’s portfolio was              years.”

4. Comment: The first part of the first sentence under “Market Discount from Net Asset Value” on page 6 states that “[s]hares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value.” Please delete this part of the sentence as it is not a risk of investing in the Fund.

Response: Risk and reward are integrally related, and we believe that for investors to understand risk, they must also be made aware of the potential “benefit” related to such risk. Without disclosing this material aspect of the equation, we do not believe an investor can make a reasoned determination and informed decision whether or not the risk is justified. We believe the focus of the disclosure should be on the risks of the particular type of investment or strategy and that the discussion of any benefit should be limited for purposes of context only. We have reviewed our disclosure and believe it meets these criteria. Disclosure regarding the unpredictability of the Fund’s trading price would be deficient were it not to state that shares of the Fund may trade at both above and below NAV. Nonetheless, other than the phrase noted in Comment 4, the entire section discusses the risk of the Fund trading below NAV and that the Fund cannot predict at what price shares will trade. Further, we highlight the risk of such unpredictability in the heading itself, “Market Discount from Net Asset Value,” rather than “Shares May Trade Above or Below NAV.” Accordingly, we respectfully decline to make this change.

5. Comment: The first part of the first sentence under “Leverage Risk” on page 9 states that “[t]he use of financial leverage created through borrowing, the Fund’s outstanding preferred shares, including MTP Shares, or the use of tender option bonds creates an opportunity for increased Common Share net income and returns.” Please delete this part of the sentence as it is not a risk of investing in the Fund.

Response: In this case, the Registrant explains to investors, in one sentence, the intended benefit of employing leverage. It is then followed by six full paragraphs describing in as much detail as is appropriate for the Summary section of the Prospectus the risks associated with such investment techniques. Accordingly, for the reasons stated in response to Comment 4, we respectfully decline to make this change.

Mr. Kieran Brown

August 24, 2012

6. Comment: The last full sentence on page 9 under “Leverage Risk” states that “[t]he income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage.” Please delete this sentence as it is not a risk of investing in the Fund.

Response: In this case, the sentence noted in this Comment, when read in context with the other disclosure, illustrates for investors the mechanics of leverage, including the risks it creates. It is preceded and followed by sentences detailing these risks and, were it deleted, would impede an investor’s ability to understand the leverage techniques or appreciate the risks associated therewith. Accordingly, for the reasons stated in response to Comment 4, we respectfully decline to make this change.

The income benefit from leverage will be reduced to the extent that the difference narrows between the net earnings on the Fund’s portfolio securities and its cost of leverage. The income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage. If short- or intermediate-term rates rise, the Fund’s cost of leverage could exceed the fixed rate of return on longer-term bonds held by the Fund that were acquired during periods of lower interest rates, reducing income and returns to Common Shareholders. This could occur even if short- or intermediate-term and long-term municipal rates rise. Because of the costs of leverage, the Fund may incur losses even if the Fund has positive returns if they are not sufficient to cover the costs of leverage. The Fund’s cost of leverage includes interest on borrowing, dividends paid on MTP Shares, or the interest expense attributable to tender option bonds (See “—Inverse Floating Rate Securities Risk”), as well as any one-time costs (e.g., issuance costs) and ongoing fees and expenses associated with such leverage.

7. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 13. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: We confirm that no distributions made by the Fund will include a return of capital.

The Fund’s Investments (Pages 19 – 30)

8. Comment: 8. The first sentence under “Opportunities for Diversification” under “Investment Philosophy” on page 20 states that “[a]s of January 31, 2012, the municipal securities market aggregated approximately $3.7 trillion, with over 55,000 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality.” Since the Fund will invest 80% of its total assets in Texas municipal securities, please provide similar figures for the Texas municipal securities market.

Mr. Kieran Brown

August 24, 2012

Response: This following disclosure will be reflected in Fund’s next pre-effective amendment:

“In addition, the municipal securities market in Texas aggregated approximately $250 billion, with approximately 3,900 issuers, and a wide array of financing purposes, security terms, offering structures and credit quality.”

9. Comment: The second sentence under “Opportunities for Diversification” under “Investment Philosophy” on page 20 states that “Nuveen Asset Management believes that the size and depth of the municipal securities market may facilitate the creation of a diversified portfolio that reduces exposure to the risks of individual issuers and may lower correlations to other credit and market risks within an investor’s overall portfolio.” Please also disclose management’s beliefs with respect to the Texas municipal securities market.

Response: We have revised the cited sentence with the following underlined language, “Nuveen Asset Management believes that the size and depth of the Texas municipal securities market may facilitate the creation of a diversified portfolio that reduces exposure to the risks of individual issuers and may lower correlations to other credit and market risks within an investor’s overall portfolio.”

10. Comment: The first sentence under “Diversification” under “Investment Process” on page 21 states that “Nuveen Asset Management seeks to invest in a large number of sectors, states and specific issuers in order to help insulate a portfolio from events that affect any individual industry, geographic location or credit.” Please revise the disclosure to reflect the fact that the Fund will be 80% invested in the municipal securities of one state (Texas) and municipal securities issued by U.S. territories (such as Puerto Rico or Guam) that are exempt from regular federal, state, and local income tax.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

11. Comment: The second to last paragraph before “Municipal Securities” on page 23 states that “[t]he Fund is diversified for purposes of the 1940 Act. Consequently, as to 75% of its assets, the Fund may not invest more than 5% of its total assets in the securities of any single issuer.” Please also indicate that, as to 75% of its assets, the Fund may not own more than 10% of the outstanding voting securities of any single issuer. See 15 U.S.C. 80a-5(b)(1).

Response: Because the Fund is a municipal bond fund, it is very unlikely to own voting securities, much less more than 10% of an issuer’s outstanding voting securities. To avoid confusing investors, we respectfully decline to make this change.

12. Comment: The third paragraph on page 28 indicates that the Fund may invest in zero coupon bonds. Please disclose the following risks created by investing in original issue discount (“OID”) instruments.

a)	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

Mr. Kieran Brown

August 24, 2012

b)	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c)	OID instruments generally represent a significantly higher credit risk than coupon loans.

d)	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)	In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f)	OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

g)	In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

h)	OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response: This change will be reflected in the Fund’s next pre-effective amendment by replacing the current “Zero Coupon Bond” disclosure with the disclosure below. The Fund does not invest in payment-in-kind (“PIK”) loans; therefore, our disclosure focuses exclusively on OID securities. To the extent the suggested disclosure refers to such investments, such language will not be reflected in the amendment to the registration statement.

Zero Coupon Bonds. A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon securities and other OID instruments do not pay cash interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of

Mr. Kieran Brown

August 24, 2012

deferred payments and the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Further, NFA collects management fees on the value of a zero coupon bond or OID instrument attributable to the ongoing non-cash accrual of interest over the life of the bond or other instrument. As a result, NFA receives non-refundable cash payments based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.

13. Comment: The sixth sentence under “Portfolio Turnover” on page 30 states that “[a]lthough the Fund cannot accurately predict its annual portfolio turnover rate, the Fund expects, though it cannot guarantee, that its annual portfolio turnover rate generally will not exceed 100% under normal circumstances.” The Financial Highlights table on page 17 indicates a portfolio turnover rate ranging from 6% to 22%, with the rate being about 10% over the past 6 years. Please disclose in this section whether the Fund expects this rate to change significantly in the coming years.

Response: This following disclosure will be reflected in Fund’s next pre-effective amendment:

Historically, the Fund’s annual turnover rate has been significantly below 100% and that historic level of turnover is expected to occur in the future.

Management of the Fund (Pages 45 – 47)

14. Comment: In the first paragraph on page 46, please disclose when Mr. Close became portfolio manager of the Fund.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Plan of Distribution (Pages 49 – 51)

15. Comment: In the section entitled “Distribution Through At-the-Market Transactions” please disclose the principal business address of Nuveen Securities. See Item 5.1.a. of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Mr. Kieran Brown

August 24, 2012

Certain Provisions in the Declaration of Trust and By-laws (Pages 54 – 55)

16. Comment: The second sentence of the second paragraph under “Certain Provisions in the Declaration of Trust” on page 54 states that “the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause.” Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the Investment Company Act of 1940.

Response: This following disclosure will be reflected in Fund’s next pre-effective amendment:

Vacancies caused by the death, resignation, retirement, removal or disqualification of a trustee may be filled in any manner that is consistent with the Declaration and applicable law.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1-3)

17. Comment: Investment restriction number 5 on page 2 states that the Fund will not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to Municipal Obligations other than those Municipal Obligations backed only by the assets and revenues of non-governmental users, nor shall it apply to Municipal Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.” Please revise this disclosure to indicate that the policy will apply to Municipal Obligations whose revenue will be derived from a single project and that such Municipal Obligations will be deemed to be in the industry from which the revenue will be derived (e.g., if the Municipal Obligation will fund a hospital, the obligation will be deemed to be in the health care industry).

Response: This change will be reflected in the Fund’s next pre-effective amendment. The following disclosure will be added at the end of “Investment Restrictions” section:

For the purpose of applying the limitation set forth in subparagraph (5) above, such policy will apply to Municipal Obligations if the payment of principal and interest for such securities is derived solely from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

18. Comment: Investment restriction number 8 on page 2 states that the Fund will not “[m]ake loans, except as permitted by the Investment Company Act of 1940, as amended, and exemptive orders granted under the Investment Company Act of 1940, as amended.” Please summarize the requirements of the Investment Company Act of 1940 in the paragraphs below. Please also disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This following disclosure will be reflected in Fund’s next pre-effective amendment as a footnote to investment restriction number 8.

Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set

Mr. Kieran Brown

August 24, 2012

forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company. The Fund has not applied for, and currently does not intend to apply for, such exemptive relief.

Code Ethics (Page 45)

19. Comment: Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See item 18.15 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

***

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely,

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman